                                                                                                                                                                                                                                                                                                    Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

December 31
2008	2009
Audited	Unaudited

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$15,245	$8,109
Marketable securities	31,486	18,170
Other securities		1,148
Bank deposit	1,500	4,000
Trade receivables	3,820	458
Other current assets	3,638	1,145
Inventories	1,771	2,702
T o t a l current assets	57,460	35,732
LONG-TERM INVESTMENTS:
Marketable securities	18,590	15,916
Other	4,165	3,294
	22,755	19,210
PROPERTY AND EQUIPMENT - net	1,378	1,103
DEFERRED ISSUANCE COSTS, net of accumulated amortization	596	312
T o t a l assets	$82,189	$56,357
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Trade payables	$4,654	$4,454
Accrued expenses and other payables	8,296	6,976
Deferred income	2,787	1,371
T o t a l current liabilities	15,737	12,801
LONG-TERM LIABILITIES:
Accrued severance pay and other	3,960	4,096
Convertible subordinated notes	25,731	21,996
T o t a l long-term liabilities	29,691	26,092
COMMITMENTS AND CONTINGENT LIABILITY
T o t a l liabilities	45,428	38,893
SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of no par value
(authorized: 50,000,000 shares; issued: December 31, 2008 – 19,048,336 shares;
December 31, 2009 - 19,212,601 shares; outstanding: December 31, 2008 -
16,403,497 shares; December 31, 2009 – 16,567,762 shares) and additional
paid in capital	341,692	343,418
Accumulated deficit	(296,652)	(319,714)
Accumulated other comprehensive loss	(2,635)	(596)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l shareholders' equity	36,761	17,464
T o t a l liabilities and shareholders' equity	$82,189	$56,357

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

Year ended December 31
2007	2008	2009
Audited	Audited	Unaudited

REVENUES	$9,906	$17,256	$12,727
COST OF REVENUES	4,826	9,606	8,244
GROSS PROFIT	5,080	7,650	4,483
RESEARCH AND DEVELOPMENT EXPENSES - net	20,158	22,859	13,608
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	16,902	19,164	15,677
OPERATING LOSS	(31,980)	(34,373)	(24,802)
FINANCIAL INCOME (EXPENSES ) - net	2,172	(179)	(362)
GAIN FROM EARLY EXTINGUISHMENT OF NOTES	-	-	2,985
INCOME (EXPENSES) FROM DEVALUATION OF CONVERSION
FEATURE EMBEDDED IN CONVERTIBLE NOTES	3,480	2,265	(883)
LITIGATION SETTLEMENT INCOME	14,231	-	-
NET LOSS	$(12,097)	$(32,287)	$(23,062)
LOSS PER SHARE (“EPS”)
Basic	$(0.76)	$(1.97)	$(1.40)
Diluted	$(0.76)	$(1.97)	$(1.40)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	15,911	16,386	16,483
Diluted	15,911	16,386	16,483

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands)

Share capital and additional
paid in capital			Accumulated		Total
Number of shares		Accumulated	other	Treasury	shareholders'
(in thousands)	Amount	deficit	Comprehensive loss	shares	equity

BALANCE AT JANUARY 1, 2007 (Audited)	15,682	$334,608	(252,101)	-	$(5,644)	$76,863
CHANGES DURING 2007: (Audited)
Net loss			(12,097)			(12,097)
Unrealized losses on available-for-sale marketable securities, net				(604)		(604)
T o t a l comprehensive loss						(12,701)
Initial adoption of accounting guidance for uncertain tax positions			(167)			(167)
Exercise of options granted to employees	661	749				749
Compensation related to employee stock option grants		2,664				2,664
BALANCE AT DECEMBER 31, 2007 (Audited)	16,343	338,021	(264,365)	(604)	(5,644)	67,408
CHANGES DURING 2008: (Audited)
Net loss			(32,287)			(32,287)
Unrealized losses on available-for-sale marketable securities, net				(2,031)		(2,031)
T o t a l comprehensive loss						(34,318)
Exercise of options granted to employees	60	160				160
Compensation related to employee stock option grants		3,511				3,511
BALANCE AT DECEMBER 31, 2008 (Audited)	16,403	341,692	(296,652)	(2,635)	(5,644)	36,761
CHANGES DURING 2009: (Unaudited)
Net loss			(23,062)			(23,062)
Unrealized gains on available-for-sale marketable securities, net				2,039		2,039
T o t a l comprehensive loss						(21,023)
Exercise of options granted to employees	165	35				35
Compensation related to employee stock option grants		1,691				1,691
BALANCE AT DECEMBER 31, 2009 (Unaudited)	16,568	$343,418	$(319,714)	$(596)	$(5,644)	$17,464

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

Year ended December 31
2007 (Audited)	2008 (Audited)	2009 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	$(12,097)	$(32,287)	$(23,062)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization:
Property and equipment	1,719	990	740
Deferred issuance costs	136	185	150
Accrued interest, premium amortization and currency differences onmarketable securities	(7,431)	(2,117)	(849)
Impairment of marketable securities	-	415	97
Increase (decrease) in accrued severance pay	112	(186)	(308)
Compensation related to employee stock option grants, net	2,664	3,511	1,691
Revaluation (devaluation) of conversion feature embedded inconvertible notes	(3,480)	(2,265)	883
Adjustments in the value of convertible notes	3,204	2,520	1,324
Gain from early extinguishment of convertible subordinated notes	-	-	(2,985)
Increase in other long-term liabilities	17	17	20
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other current assets	1,977	(5,456)	5,534
Decrease in trade payables, accrued expenses
and other payables	(2,509)	(6)	(934)
Increase (decrease) in deferred income	(2,151)	1,742	(1,416)
Decrease (increase) in inventories	2,117	(424)	(931)
Net cash used in operating activities	(15,722)	(33,361)	(20,046)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(613)	(984)	(465)
Change in funds in respect of accrued severance pay, net	(281)	116	44
Investment in long term investments	(134)	(14)	-
Bank deposits, net	-	-	(2,500)
Proceeds from marketable securities held to maturity	39,022	35,537	29,733
Proceeds from marketable securities available for sale	81	836	481
Purchase of marketable securities held to maturity	(27,606)	(13,001)	(6,163)
Purchase of marketable securities available for sale	(5,703)	(840)	(5,270)
Net cash provided by investing activities	4,766	21,650	15,860
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options granted to employees	749	160	35
Issuance of convertible subordinated notes, net of $917,000 issuance costs	24,835	-	-
Early extinguishment of convertible subordinated notes	-	-	(2,985)
Net cash provided by (used in) financing activities	25,584	160	(2,950)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,628	(11,551)	(7,136)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	12,168	26,796	15,245
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	$26,796	$15,245	$8,109
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION – CASH PAID DURING THE YEAR FOR:
Interest paid	$1,268	$2,011	$1,545
Advances paid to income tax authorities	$35	$35	$85

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